SEC 12010886 ISSION

SEC
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Section

FEB 23 2012

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Front Street
(No. and Street)

Marion	Massachusetts	02738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benoit & McArdle, P.C.
(Name – *if individual, state last, first, middle name*)

240 Wareham Road	Marion	Massachusetts	02738
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Strand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Research & Management Company, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Plymouth County

Signature

President
Title

Notary Public
My Commission Expires April 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

Table of Contents

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statement of financial condition of American Research & Management Co. (a Delaware S Corporation) as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 10, 2012

American Research & Management Co.

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$343,286
Cash and securities on deposit subject to federal and other regulations	152,050
Deposits with clearing organizations - securities with a market value of $57,280	57,280
Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $99,917	31,619
Total Assets	$584,235
Liabilities and Stockholders' Equity	
Liabilities	
Customer credit balances	$ 45,402
Accounts payable and accrued expenses	39,926
	85,328
Subordinated Liabilities	
Liabilities subordinated to claims of general creditors	180,000
Stockholders' Equity	
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	49,800
Retained earnings	268,907
Total Stockholders' Equity	318,907
Total Liabilities and Stockholders' Equity	$584,235

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Income

For the Year Ended December 31, 2011

Revenue	
Investment advisory fees - customers	$1,949,738
- related parties	2,000
Brokerage commissions	34,394
Investment income	678
Other income	25,350
Total Revenue	2,012,160
Operating Expenses	
Salaries - officers	600,000
Salaries - administrative	491,447
Payroll taxes	60,096
Employment benefits	69,181
Custody and clearance charges	27,302
Data processing	55,306
Depreciation	30,285
Dues and subscriptions	35,964
Professional fees	55,248
Office supplies and expenses	71,546
Regulatory fees	17,547
Rent	96,219
Interest expense	14,400
Telephone	18,199
Utilities	7,878
Travel and entertainment	10,719
Insurance	85,945
Outside services	17,871
Advertising and marketing	12,520
Miscellaneous	392
Total Operating Expenses	1,778,065
Net Income	$ 234,095
Earnings per share of common stock	$ 1,170.47
Weighted average shares outstanding	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2011

	Common Stock		Additional	
	Number of Shares	Amount	paid in Capital	Retained Earnings
Balance, December 31, 2010	200	$200	$49,800	$264,812
Net income for the year				234,095
Distributions	-	-	-	(230,000)
Balance, December 31, 2011	200	$200	$49,800	$268,907

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2011

Subordinated Liabilities at December 31, 2010	$180,000
Increases and decreases	-
Subordinated Liabilities at December 31, 2011	$180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income for the year		$234,095
Adjustments to reconcile net income for the period to net cash provided by operating activities:		
Depreciation	$ 30,285	
Change in assets and liabilities:		
(Increase) decrease in cash and securities held with clearing organizations	(6)	
(Increase) decrease in cash on deposit subject to federal and other regulations	(655)	
(Increase) decrease in short-term investments, at cost	169	
Increase (decrease) in customer credit balances	(24,268)	
Increase (decrease) in related party credit balances	(2)	
Increase (decrease) in accounts payable and accrued expenses	24,568	
Total Adjustments		30,091
Net Cash Provided by Operating Activities		264,186
Cash Flows from Financing Activities		
Distributions to shareholders	(230,000)	
Net Cash Used by Financing Activities		(230,000)
Net Increase in Cash		34,186
Cash at Beginning of Year		309,100
Cash at End of Year		$343,286

Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Interest (none of which is capitalized)	$ 14,400
State corporate excise tax	56

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Notes to Financial Statements

December 31, 2011

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware S Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Investment Advisory Fees

   Investment advisory fees are received quarterly but are recognized as earned on a monthly pro rata basis over the quarter.

2. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $30,285 for the year ended December 31, 2011.

3. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company considers only unrestricted demand deposits to be cash.

4. Income Taxes

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective October 1, 2004. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

5. Advertising

   The Company expenses all non-direct response advertising as incurred. Advertising expense for the period ended December 31, 2011 was $12,520.

6. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At December 31, 2011, cash in the amount of $152,050 was restricted as to use and segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission for the benefit of customer credit balances at December 31, 2011.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $465,482 which was $215,482 in excess of its required net capital of $250,000. The net capital ratio of the Company was .18 to 1.0.

Note D - Employee Retirement Plans

The Company sponsors a combined 401 (k) and defined contribution profit sharing plan. The Plan was established in September of 2006 and is called the American Research and Management Company 401 (k) Profit Sharing Plan. The Plan covers all of the Company's employees.

Participants in the 401 (k) component of the Plan are eligible to make voluntary contributions up to the Internal Revenue Service defined maximums. Under the Company matching program, the Company matches 100% of the first 3% of employee total compensation and 50% of amounts between 3% and 5% of total employee compensation. The total Company match for the year ended December 31, 2011 was $28,747.

Contributions to the profit sharing component are determined each year at the discretion of the Board of Directors. For the year ended December 31, 2011, the Company did make a Profit Sharing Plan contribution of $25,040.

Note E - Operating Lease - Building Rent

The Company leases its office space under a 5 year operating lease expiring on March 31, 2015. Rental expense for the year ended December 31, 2011 was $96,219.

Note E - Operating Lease - Building Rent (Continued)

Future minimum rent payments under the lease agreement are as follows:

Year Ended December 31	Amount
2012	$ 99,102
2013	102,078
2014	105,141
2015	26,478
	$332,799

Note F - Equipment Operating Lease

The Company leases an office copier under a four year operating lease that will expire July 2013. The lease expense for the year ended December 3, 2011 totaled $6,452.

Future minimum lease payments are as follows:

Year Ended December 31	Amount
2012	$ 6,452
2013	3,763
	$10,215

Note G - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2011 are listed below:

Subordinated note at 8%, due December 15, 2013	$ 80,000
Subordinated note at 8%, due December 15, 2013	100,000
	$180,000

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note H - Related Party Transactions

The Company leases office space from an entity in which the stockholders of American Research & Management Co. are members. As described in Note E, the lease will expire on March 31, 2015. Office lease payments for the year ended December 31, 2011 were $96,219.

Note H - Related Party Transactions (Continued)

Investment management fees charged to related parties and included in income were $2,000 for the year ended December 31, 2011.

As described in Note G, notes are subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to a stockholder for the year ended December 31, 2011.

Note I - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

	Carrying Amount	Fair Value
Cash	$343,286	$343,286
Cash and securities on deposit subject to Federal and other regulations	152,050	152,050
Deposits with clearing organizations:		
Securities	57,280	57,280

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

Note J - Commitments, Contingencies and Guarantees

Management is not aware of any commitments, contingencies or guarantees that would require disclosure in the financial statements as of December 31, 2011.

Note K - Subsequent Events

Management has evaluated events and transactions that may have occurred since December 31, 2011, through the date the financial statements were issued, that would merit recognition or additional disclosure in the financial statements. During this review nothing was discovered which would require disclosure within the financial statements.

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware S Corporation) as of and for the year ended December 31, 2011, and have issued our report thereon dated February 10, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 10, 2012

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net Capital	
Stockholders' equity	$318,907
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	180,000
Deductions	
Non Allowable Assets	
Furniture, equipment and leasehold improvements	(31,619)
Net Capital before Haircuts on Securities Positions	467,288
Haircuts on Securities	(1,806)
Net Capital	$465,482
Aggregate Indebtedness	
Payable to customers	$ 45,402
Accounts payable and accrued expenses	39,926
Total Aggregate Indebtedness	85,328
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater)	$250,000
Excess net capital	$215,482
Ratio: Aggregate indebtedness to net capital	.1833 to 1

Schedule I (Continued)

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Reconciliation of Aggregate Indebtedness and Net Capital between FOCUS Part IIA and Audited Financial Statements

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)

	Aggregate Indebtedness	Net Capital
As reported in FOCUS Part II (Unaudited)	\$85,328	\$465,482
As adjusted per previous page	\$85,328	\$465,482

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 45,402
Total Credit Items	45,402
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	$ 45,402
Required deposit	$ 47,672
Amount on deposit in reserve bank account	$152,050
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2011	
Excess total credits over total debits as reported in Company's Part II FOCUS Report	$104,378
Excess per this computation	$104,378

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

As of December 31, 2011, the Company was in control of certain customer securities. State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements of American Research & Management Co. (a Delaware S Corporation), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) (CONCLUDED)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 10, 2012

BENOIT & MCARDLE, P.C.

Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by American Research & Management Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating American Research & Management Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Research & Management Co.'s management is responsible for the American Research & Management Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check Register – Eastern Bank] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Focus Reports and General Ledger] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Focus Reports and General Ledger] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 10, 2012

American Research & Management Co.

Financial Statements

December 31, 2011

Pursuant to Securities and Exchange Commission

Rule 17a-5

Focus Annual Report

BENOIT & MCARDLE, P.C.
Certified Public Accountants
240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738